Lori Morgan

lmorgan@bassberry.com

(625) 742-6280

January 31, 2018

John Ganley, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 8626

Washington, D.C. 20549

Re:	Gladstone Capital Corporation – Universal Shelf Registration Statement on Form N-2, File No. 333-208637

Dear John:

On behalf of Gladstone Capital Corporation (the “Company”), and in response to the comments received from the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via email on January 22, 2018 (the “Comments”), regarding post-effective Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form N-2, File No. 333-208637 (the “Registration Statement”), we are hereby transmitting our responses to the Comments.

For convenience of reference, each Staff comment pursuant to the abovementioned correspondence is reprinted below in bolded font and is followed by the corresponding response of the Company. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.	Comment: Registration Statement – Risk Factors - Page 9 (third paragraph) describes likelihood and timing of the enactment of the Tax Reform Bill, provided the Tax Cuts and Jobs Act was passed. In future filings, please update to describe the impacts of the tax reform on the Company, if any.

Response: In response to the Staff’s request, the Company undertakes to update in future filings, the aforementioned disclosure to describe the impacts of the tax reform on the Company, if any.

150 Third Avenue South, Suite 2800

Nashville, TN 37201

January 31, 2018

2.	Comment: Financial Statement – Page F-9 to F-13 – September 30, 2017 Consolidated Schedule of Investments – In future financial statements please disclose the reference rate and spread in the security description for each applicable variable rate holding as required by Reg S-X 12-12 Footnote 4.

Response: In response to the Staff’s request, the Company undertakes to disclose in future financial statements, the spread in the security description for each applicable variable rate holding as required by Regulation S-X 12-12 Footnote 4. The Company respectfully submits that the reference rate has been disclosed by footnote within the Consolidated Schedule of Investments in previous filings (see specifically footnote B of the September 30, 2017 Consolidated Schedule of Investments). The Company will undertake to continue this disclosure by footnote in future filings.

Please feel free to reach Lori Morgan via phone at 615-742-6280 or via email at lmorgan@bassberry.com or Sehrish Siddiqui via phone at 901-543-5979 or via email at ssiddiqui@bassberry.com with any questions. We look forward to hearing from you soon.

Sincerely,

/s/ Lori Morgan
Lori Morgan

LM:jkw